Exhibit 99.5

PricewaterhouseCoopers LLP Chartered Accountants PO Box 82 Royal Trust Tower, Suite 3000 Toronto Dominion Centre Toronto, Ontario Canada M5K 1G8 Telephone+1 416 863 1133 Facsimile+1 416 365 8215

Consent of Independent Auditors

        We hereby consent to the inclusion in this Annual Report on Form 40-F of Alliance Atlantis Communications Inc. ('Company') of our auditors' report dated March 20, 2006 relating to the consolidated financial statements, our auditors' report dated March 20, 2006 relating to the schedule of reconciliation to generally accepted accounting principles in the United States of America and our comments by auditors on Canada-USA reporting differences dated March 20, 2006 included in the 2005 Annual Report on Form 40-F.

March 20, 2006

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.